National Vision, Inc

296 Grayson Highway

Lawrenceville, GA 30045

June 24, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Attention: Mr. Michael Moran, Branch Chief

RE:	File No. 1-16635
Comment Letter dated June 10, 2005

Dear Sirs:

Included below are our responses to the comments contained in the Comment Letter referenced above.  For ease of reference, we have included each of your comments in this response.

1.              SEC Comment: We note you include the sales of several types of products (frames, spectacle lenses, contact lenses and accessories) in optical products and services revenue.  Tell us in more detail how you determined reportable segments for your business.  If you aggregate operating segments, tell us how you determined that you have properly aggregated operating segments into one reportable segment.  Refer to FAS 131.  In addition, if you determined that you have one reportable segment, in future filings in MD&A, please disclose revenues from external customers for each of your principal product categories for each year presented.  Refer to paragraph 37 of FAS 131.

National Vision Response

Operating Segments.  In accordance with paragraph 10 of FAS 131, we determine our operating segments based upon the information used by our Chief Executive Officer (our chief operating decision maker) to make decisions regarding resource allocation.  As a result, we have identified the following operating segments:

•                  Retail vision centers operated in Wal-Mart stores located in the United States,

•                  Retail vision centers operated in Fred Meyer stores in the United States,

•                  Retail vision centers operated on U.S. military bases in the United States,

•                  Retail vision centers operated in freestanding locations in the United States,

•                  Retail vision centers operated in Wal-Mart stores located in Mexico,

•                  HMO offices operated in the State of California, and

•                  Retail home medical equipment stores located in the United States.

Reportable Segments.   We have determined that we have one reportable segment because substantially all of our revenues and related costs are the result of operating retail vision centers in the United States.  Such U.S. domestic retail vision centers are operated within the first four operating segments listed in the preceding section and these four operating segments qualify for aggregation into a single reportable segment under FAS 131.  The remaining three operating segments are combined with this reportable segment due to their immateriality, both separately and in the aggregate.  Additional information regarding our considerations as to reportable segments is included in the following sections.

Retail vision centers located in the United States: Our four domestic vision center operating segments may be aggregated into a single reportable segment in accordance with paragraph 17 of FAS 131 because of the similarity of their economic and operating characteristics, as these domestic vision centers:

•                  have achieved similar long-term average gross product margins ranging from 67% to 70% in 2004 and from 67% to 68% in both 2003 and 2002.  These characteristics have not changed significantly during fiscal 2005 and we expect that they will remain similar in the future.

•                  sell substantially identical products and services, consisting primarily of eyeglass frames and ophthalmic lenses (which are almost always sold together as a complete pair of eyeglasses), and contact lenses,

•                  sell products that are manufactured and/or assembled using the same production processes,

•                  sell products that are generally manufactured in the same facilities (our two centralized U.S. optical labs),

•                  receive all merchandise shipments in the same manner, almost always from our two U.S. distribution centers supplemented by occasional drop shipments directly from vendors,

•                  have similar types and classes of customer, and

•                  have identical methods of distribution in that customers make purchases on site at the retail location and generally return to the store to pick up eyeglasses and non-stock contact lens products several days after placing and paying for their orders.

This segment’s external revenues accounted for 94.5%, 95.6% and 97.1%, respectively, of consolidated revenues for fiscal 2004, 2003 and 2002.  Thus, no additional segments need be reported in order for us to achieve the 75% quantitative threshold established in paragraph 20 of FAS 131.

Retail vision centers located in Mexico: A separately managed subsidiary in Mexico operates retail vision centers in Wal-Mart stores located in Mexico.  The operations of our Mexican vision centers are substantially similar to those of our U.S. vision centers.  However, because average gross product margins do not fall within the range of average gross product margins achieved by the U.S. vision centers, we do not believe this operating segment meets the FAS 131 requirements for aggregation with the U.S. vision centers.  However, the operating results of this operating segment are not material.  As indicated by the following table, this operating segment does not meet the 10% quantitative thresholds of paragraph 18 of FAS 131 to be a reportable segment:

	Fiscal Year
	2004	2003	2002
Revenue test	1.9%	1.8%	2.0%
Profit/loss test	2.6%	8.3%	3.2%
Asset test	1.0%	1.1%	1.5%

HMO offices operated in the State of California: A separately managed subsidiary, which is licensed as an HMO, sells an eye examination insurance product and conducts eye examinations through its offices in California.  As indicated by the following table, this operating segment does not meet the 10% quantitative thresholds of paragraph 18 of FAS 131 to be a reportable segment:

	Fiscal Year
	2004	2003	2002
Revenue test	3.4%	2.6%	0.9%
Profit/loss test	2.6%	6.6%	4.1%
Asset test	2.4%	3.1%	2.1%

Retail home medical equipment stores: Our two retail home medical equipment locations were opened as a test during 2004.  This operating segment does not meet the 10% quantitative thresholds of paragraph 18 of FAS 131 to be a reportable segment.  Total reportable revenues of this operating segment were approximately 0.1% of the combined revenue of all operating segments for fiscal 2004, the absolute amount of its reported loss was approximately 3.5% of the combined reported profit of all operating segments that did not report a loss for fiscal 2004, and its assets were less than 0.1% of the combined assets of all operating segments as of January 1, 2005.

Our 2004 Form 10-K disclosed on page 9 that we expected to terminate this test in 2005.  During our quarter ending July 2, 2005, we closed these two retail home medical equipment stores.

Geographic Information.  We operate in two geographical regions, the United States and Mexico.  As shown in the following table, our operations in Mexico are not significant:

	Fiscal Year
	2004	2003	2002
Revenues as a percent of consolidated revenues	1.9%	1.8%	2.5%
Long-lived assets at the end of the year as a percent of consolidated long-lived assets	0.6%	0.8%	1.0%

Therefore, we have not disclosed in the Notes to Consolidated Financial Statements the revenues and long-lived assets in our two geographical regions.  However, in accordance with Regulation S-K, we have included within Item 1 of our 2004 Form 10-K information regarding revenues generated and long-term assets owned by our Mexican subsidiary.

Principal Product Categories.  We believe that each of our operating segments sells a single product category.  Our five vision center operating segments sell vision correction products and related accessories.  Our HMO sells memberships and operates optometric examination offices that provide vision examinations to the HMO’s members.  Our two home medical stores sold products designed for safety and mobility.  In our 2004 Form 10-K, we chose to disclose the sales of each of these product categories directly on the face of the income statement rather than in MD&A.

Please note that, because we have now closed the two home medical stores, their operating results will be classified within discontinued operations starting with our quarter ending July 2, 2005.  We presently intend to continue reporting our remaining two product categories directly on the face of the income statement.  However, we will also disclose these product category revenues within MD&A in our future filings.

2.              SEC Comment: You state that, “managed care sales accounted for approximately 11%, 12% and 11% of our sales of optical products in 2004, 2003 and 2002, respectively,” on page 18.  From the statement of operations, it appears managed care services sales were $7,835, or 4% of optical products sales, $6,346, or 3% of optical products sales, and $1,699, or 1% of optical products sales, in 2004, 2003 and 2002, respectively.  Please revise in future filings, or advise us otherwise.

National Vision Response

The managed care sales referred to in the first sentence of your comment pertain to that portion of our sales of optical products that were fully or partially paid for by our customers’ third-party insurance.  These sales are included in the caption “Sales of optical products and services” in our Consolidated Statements of Operations.

The amounts referred to in the second sentence of your comment are derived from the “Fees from managed vision care services” caption in our Consolidated Statements of Operations and represent our HMO’s revenues from sales of memberships and collection of patient co-payments for eye examinations conducted.  As such, these amounts are not related to the disclosure referred to in the first sentence of your comment.

We will revise future filings to create a clearer distinction between these two disclosures.   Had we made such a change in 2004, the disclosure on page 18 of our 2004 Form 10-K would have read, “Approximately 11%, 12% and 11% of our sales of optical products in 2004, 2003 and 2002, respectively, were fully or partially paid by our customers’ third-party insurance.”

3.              SEC Comment: We note from page 25 that you must maintain a minimum rolling 12-month EBITDA as a result of the restrictive covenants in your Fleet facility.  In future filings please expand your disclosures to clarify if this is the same measure used under your Senior Subordinated Notes and reconciled to net earnings on page 26.  If not, please provide the disclosures required under Item 10(e) of Regulation S-K for ‘EBITDA (as defined).  See the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

National Vision Response

The adjusted EBITDA as shown on page 25 of our 2004 Form 10-K is computed based on our interpretation of the definition of EBITDA in our Fleet agreement.  The definition of EBITDA in our Senior Subordinated Notes Indenture (the “Indenture”) is the same as the definition of EBITDA in the Fleet agreement with the one exception that the Indenture excludes the income or loss from “Unrestricted Subsidiaries,” a defined term within the Indenture.  Our retail home medical equipment stores operation was started as a test in 2004, and is an Unrestricted Subsidiary.   EBITDA in 2003 and 2002 was the same under both the Fleet agreement and the Indenture because we had no Unrestricted Subsidiaries.  In fiscal 2004, adjusted EBITDA under the Indenture was $33,448,000, which was $616,000 higher than adjusted EBITDA as computed under the Fleet agreement as a result of the $616,000 loss incurred by the Unrestricted Subsidiary in 2004.

We disclose EBITDA as defined in the Fleet agreement in our 2004 Form 10-K because:

•                  The Fleet agreement contains a covenant requiring that we maintain EBITDA, as defined in that agreement, of at least $19.6 million for each rolling twelve-month period.  We have letters of credit outstanding under the Fleet facility throughout the year and the Fleet facility also provides us with seasonal working capital when needed.  The Fleet facility provides our only available source of letters of credit and seasonal borrowings.  Failure to comply with this covenant could have a significant negative impact on the Company.

•                  The Indenture does not contain a comparable covenant based upon EBITDA as defined in the Indenture.  Accordingly, we view the Fleet EBITDA computation as much more meaningful than the computation of EBITDA under the Indenture.

•                  We compute EBITDA under the Indenture only for the six-month periods ending in June and December each year, as these are the measurement dates for determining the amount of the semi-annual mandatory redemptions of our Senior Subordinated Notes.  Further, six-month EBITDA is only a starting point in computing the amount of the redemption rather than the sole determinate of this amount.  Thus, EBITDA as a stand-alone measure is of much less significance in the Indenture than it is under the Fleet agreement.

•                  Primarily because we believe that EBITDA as computed under the Fleet agreement is of significantly greater interest to investors and to a much lesser extent because this amount is lower than the amount of EBITDA computed under the Indenture, we concluded that the best disclosure would be to report only the smaller 2004 amount.

In future filings, we will delete references to the Indenture in our EBITDA disclosures.

4.              SEC Comment: We note from page 25 that Adjusted EBITDA is a component of the computations you make each six months to determine the amount of mandatory redemption of your Senior Subordinated Notes and it is used as a liquidity measure.  Please tell us each component aggregated in the line item “Other” in your reconciliation on page 26 and revise your disclosure in future filings to describe each line item individually in your reconciliation.  Further, please advise us of any items requiring cash settlement.  Reference is made to Question 10 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

National Vision Response

The following table shows the components aggregated on the line item “Other” in the reconciliation on page 26 of our 2004 Form 10-K (in thousands):

	Fiscal Year
	2004	2003	2002
Interest income	$(164)	$(50)	$(147)
Amortization of deferred stock compensation	101	116
Non-cash gain on asset sale			(323)
Total	$(63)	$66	$(470)

Of these items, only interest income is settled in cash.  Although the provisions of our agreement with Fleet and our Indenture do not specifically require that interest income be subtracted from net income in order to compute adjusted EBITDA, it is our interpretation that any computation of EBITDA should adjust net income so that it excludes interest income as well as interest expense.  We have consistently followed this interpretation in our computations of EBITDA since the inception of both agreements.  Under our further interpretation of the agreements since their inception, interest income includes discounts earned for early payment of trade invoices and is reduced by amounts paid for bank fees.

In accordance with the answer to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, management believes that the Fleet agreement is a material agreement, that the minimum EBITDA covenant is a material term of the Fleet agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity.  Accordingly, we have included in our MD&A on page 25 of the 2004 Form 10-K, a discussion of the materiality of the credit agreement, the EBITDA covenant and the amount required for compliance with the covenant.

5.              SEC Comment: Please expand your presentation of the non-GAAP measures to include cash flows from operating, financing and investing activities for each period.  See Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

National Vision Response

The EBITDA disclosures in our future filings will include the following table (in thousands):

	Fiscal Year
	2004	2003	2002
Net cash provided by operating activities	$23,725	$10,802	$13,124
Net cash used by investing activities	(4,892)	(4,264)	(5,209)
Net cash used by financing activities	(14,520)	(12,013)	(8,741)
Net increase (decrease) in cash	$4,313	$(5,475)	$(826)

6.              SEC Comment: We note you recognize revenue from sales of products and services upon delivery to the customer and you defer revenue for products not delivered based on estimates.  Please explain to us why and how you estimate the amount of product not delivered.  Further tell us the amount of deferred revenue at each balance sheet date.

National Vision Response

This discussion below pertains to the methods we follow with respect to all of our U.S. retail optical locations.  We have not addressed the methods utilized by our Mexican retail optical operating segment due to the immateriality of these operations.

For convenience in responding to this comment, we will use the terms “sale” and “sales” to refer to that point in time when our retail vision center customers make a purchase decision and either pay personally for their purchase or provide us with the information necessary to bill their purchase to an insurance payer.  For the majority of our sales, product is delivered to the customer at a date that is later than the recording of the sale in our Point of Sale (POS) system.  We believe that we should recognize revenue not when the sale is recorded in the POS system but on the date when the customer takes possession of the product, because delivery of the product to the customer is the final action required on our part to complete the earnings process.  Our POS system does not capture information as to the timing of delivery of products to our customers.  Thus, it is necessary for us to make an estimate of undelivered sales at the end of each reporting period.

Background.  For all products we sell in our vision centers, in almost all instances, our store associates collect the full sale value from the customer at the time of sale.  Our store associates enter the sale in our POS system to simultaneously (1) create an internal record of the transaction, (2) control the receipt of cash or (where appropriate) create a record of our claim receivable from an insurance payer, (3) create a receipt or order ticket for the customer and (4) (where appropriate) transmit the order to one of our two centralized labs to begin the manufacturing process.

For each of our 2004, 2003 and 2002 fiscal years, based on revenues reported in our 2004 Form 10-K, in excess of 90% of total consolidated revenue and in excess of 93% of revenue in our retail vision centers was attributable to the sale of prescription eyewear, with sales of eyeglasses (spectacles) representing more than 77% of revenue from the sale of prescription eyewear in each of these years.  All eyeglasses are custom-manufactured to the customer’s prescription and are therefore delivered to the customer after the full sale value has been collected and the sale has been recorded in the POS system.  Non-stock (special order) contact lenses are also delivered to the customer after the full sale value has been collected and the sale has been recorded in the POS system.

Eyeglasses can be delivered to customers in as little as a few hours after the sale if they can be manufactured in an in-store lab.  Eyeglasses that are manufactured in one of our centralized labs and special order contact lenses will be in the store and ready for pickup by the customer several days after the order was placed and the sale recorded.  The ultimate delivery of such product to the customer is dependent upon the customer’s return to our vision center location to claim the product.  In the case of eyeglasses, our store associates will also adjust the eyeglasses on the customer’s face to ensure good fit and vision correction.

For all products for which a deferred delivery occurs, the full purchase price is collected at the time the order is placed and the sale is recorded in the POS at that time.  Accordingly, at the time of delivery no further money is collected and no entries are made into the POS system.

Estimation Process.  Our method of estimating undelivered product sales is based upon surveys conducted by telephone with our customers.  These surveys are conducted by third parties who are not involved in either store or accounting department operations.  In the surveys, we determine directly from our customers the number of days between the date they placed the order and the date they returned to the store to pick up their order.  We conduct a new survey each quarter, near the end of each quarterly accounting period, in order to capture any possible changes in our manufacturing cycle or customer behavior.  Our surveys are robust.  For example, for the fourth quarter of the year ended January 1, 2005, we placed calls to 4,969 customers and obtained responses from 4,025 customers.  For the fourth quarter of 2004 survey, which was conducted in mid December 2004, we selected a random sample of 25 stores from different geographic regions of the United States.  For these stores, personnel from our information technology department provided a list of customers and transaction details for purchases made from the selected stores during the two-week period that ended approximately two weeks before we conducted the survey.  Because we want our surveys to reflect current trends, we conduct these surveys during the final month of the quarter utilizing a relatively short selling period that ends as close as practicable to the beginning of the survey period.  The selling period typically ends approximately two-weeks before we start the survey to ensure that customers had, in fact, had time to return to the store and pick up their completed orders.

These customer responses are used to determine the average number of days from the time the customer places the order until the customer returns to the store to pick up the order.  We determine this average delivery period based upon several criteria.  For example, we will separately determine the delivery cycle for eyeglasses manufactured in both of our centralized labs and we will also separately determine the delivery cycles for eyeglasses that take longer to manufacture because of special processing, such as the application of an anti-reflective coating on the lenses.

We defer specific transactions that were recorded as sales in the POS system based upon the average delivery cycles determined in these surveys.  As an example, one category of product would be eyeglass orders that were processed at our Lawrenceville lab and that did not have an anti-reflective coating applied.  Based upon the customer surveys, at January 1, 2005, we deferred the revenue associated with all sales of this type that were recorded in the POS system during the eight days up to and including the last day of the period.  To obtain the amount to defer, personnel in our information technology department ran queries to list all transactions for the eight-day period.  As additional checks, senior accounting department officials discuss lab order turnaround trends and status with operating personnel, analytically review the results of the deferral process in relation to total sales recorded in the POS system during the deferral period, and compare the results with prior period sales deferrals.

Deferral Amounts.  At January 1, 2005 and January 3, 2004, the total revenue deferrals pertaining to orders not yet delivered to customers were $3,377,000 and $3,849,000, respectively.

7.              SEC Comment: Tell us the facts and circumstances surrounding the difference between the fair values and carrying values of long-term debt for the periods presented.  Specifically, please discuss the reasons why the fair value was a fraction of the carrying value at January 3, 2004, but equal to carrying value at January 1, 2005.

National Vision Response

Our Senior Subordinated Notes are carried in our balance sheet at their par value.  The Notes are publicly traded and were issued on May 31, 2001, upon our emergence from a bankruptcy reorganization proceeding.  The Notes trade sporadically.  It is our belief that one particular bond broker is the most active trader of our Notes.

Our disclosure in the Notes to Consolidated Financial Statements is based upon the prices at which the Notes are trading in arms-length transactions between non-affiliated public holders of the debt, as reported to us by this bond brokerage house.  Shortly before and after January 1, 2005, our Notes were trading at par.  Shortly before and after January 3, 2004, our Notes were trading at 61% of par.

We believe that each of the following factors could have contributed to the increase in the fair value of our Notes as a percent of par value between January 3, 2004 and January 1, 2005:

•                  As of January 1, 2005, we had been out of bankruptcy for 3 years and 7 months versus 2 years and 7 months at January 3, 2004.  We believe that there is a perception held by at least some bond holders that a company is more likely to survive the longer it has been out of bankruptcy.

•                  We reversed a series of net losses starting in the third quarter of our 2003 fiscal year and, as of January 1, 2005, had reported six consecutive quarters of net income.

•                  We reported our first profitable post-bankruptcy fiscal year in 2004 and the net income reported for each quarter during such fiscal year was substantially in excess of such amount in the comparable prior year period.

•                  We substantially improved our leverage during fiscal 2004 by reducing the par value of our Notes outstanding from $95,484 at January 3, 2004 to $77,788 at January 1, 2005.  This resulted in a reduction in our ratio of debt to equity from 10.8:1 at January 3, 2004 to 3.6:1 at January 1, 2005.

8.              SEC Comment: We note from page 4 that you closed a substantial number of stores inside Wal-Mart locations since 2001, and plan to close 33 more locations in 2005, as a result of lease expirations.  We also note from page F-9 that you have an intangible asset on the balance sheet for the intangible value of contractual rights of the license agreement and that you amortize it over 15 years.  Given the recent and continued store closings, please tell us what consideration you have given to whether these changes in facts and circumstances warrant an impairment loss in accordance with paragraphs 7-24 of FAS 144 or revising the remaining period of amortization in accordance with paragraph 14 of FAS 142.

National Vision Response

As described more fully in our response to Item 9 below, we recorded the intangible value of our contractual rights under our master license agreement with Wal-Mart in May 2001.  At that time, we were aware that our individual store leases with Wal-Mart would begin to expire in the fiscal year ended December 28, 2002, and that fact was comprehended in our determination of the recorded value of the intangible asset.  Accordingly, such store closings do not represent changes in facts and circumstances.  As discussed further in Item 9, we tested this asset for impairment as a result of other changes in facts and circumstances that occurred during the fiscal year ended January 3, 2004.

9.              SEC Comment: Regarding your adjustment to the carrying value in assessing impairment, please tell us how you measure the fair value of the master license agreement with Wal-Mart and expand your disclosures in future filings.

National Vision Response

As part of our plan of reorganization, we agreed to register on Form S-3 certain securities issued to our larger creditors.  We filed such Form S-3 with the Securities and Exchange Commission in September, 2001; such registration statement became effective in December 2001.  In October 2001, the Commission sent us a comment letter pertaining to its review of that Form S-3.  The comment letter also contained comments pertaining to our Form 10-Q for the period ended June 30, 2001, the first reporting period following our emergence from bankruptcy.  Our response to the Commission was dated November 14, 2001.  The Commission issued a second comment letter pertaining to the same filings dated November 29, 2001.  Our response to the second letter was included in a letter dated December 20, 2001.

In the remainder of this response, we have included portions of the 2001 responses as they remain responsive to some of your current questions.  We believe these prior responses together with the additional information we have provided are necessary to thoroughly respond to your comments.

Initial Fair Value of Master License Agreement.  We measured the fair value of the master license agreement with Wal-Mart as of May 31, 2001, the date upon which we emerged from bankruptcy and recorded the asset under fresh start accounting.  As described in more detail below, we have subsequently tested this asset for impairment and no impairment was determined to exist.  Accordingly, we have not made a new determination of the asset’s fair value.

We first opened vision centers inside Wal-Mart after entering into a master license agreement with them in 1990.  The agreement was amended several times, eventually giving us the right to open a total of 400 vision centers inside domestic Wal-Mart stores.

We declared bankruptcy in April 2000 and exited bankruptcy on May 31, 2001, necessitating the application of fresh start accounting at that date.  At the time we exited bankruptcy, we had opened and were operating 398 of the permitted 400 stores.  We expected to open the remaining two stores before the end of 2001, as we eventually did.

During the bankruptcy proceedings, both we and the Creditors’ Committee appointed by the Bankruptcy Court retained financial advisors.  We, the Committee and our respective financial advisors developed a set of financial projections to assess the value of the reorganized company.  As a result of these financial projections and negotiations among the parties, the enterprise value of the Company was determined to be $150 million, which represented the discounted value of future cash flows over a 15 year period.

In the first of our 2001 responses, we included the following explanation of the value ascribed to our Wal-Mart license agreement:

“The ‘Other intangible assets’ recorded in the amount of $113.6 million pursuant to the fresh start adjustments relate entirely to the valuation of the Company’s future cash flows from its host store operations.  Substantially all of the Company’s current cash flows are generated by its Wal-Mart vision centers.  Consequently, it is the Company’s conclusion that the intangible asset of $113.6 million represents the current cash flow value of the Wal-Mart business under its Wal-Mart master lease agreement and the intrinsic value of the relationship with Wal-Mart.”

Amortization Period for Master License Agreement.  Because the master license agreement had a finite useful life at the time we emerged from bankruptcy, we concluded that the intangible asset should be an amortizable asset under the guidelines of FAS 142.  The following four paragraphs have been extracted from the first of our 2001 responses:

“Our Wal-Mart ‘master lease agreement’ gives us the right to open at least 400 vision centers, including those already open.  Each vision center has a separate store lease under the master lease agreement that provides for a base term of nine years with an option, the exercise of which allows us to extend each lease by an additional three year period.  Our agreement also provides that, if Wal-Mart converts its own store to a ‘supercenter’ and relocates our vision center as part of the conversion, the initial nine-year term of our lease begins again.

“The Company’s current forecast projects our store lease portfolio under our Wal-Mart master lease agreement to reach out over the next 20 years, at which time all of our Wal-Mart leases and options will have expired, including anticipated supercenter conversion lease terms.  During the 20 year time period, Wal-Mart leases will expire each year dependant on the origination year of the store lease, adjusted for any supercenter conversions that extend the lease term for such affected stores.  These time periods are the minimum time periods during which the Company will operate the Wal-Mart stores under our current master lease agreement, assuming supercenter conversions continue as expected.

“The Company has been and will continue to discuss with Wal-Mart alternatives that might lead to (i) an extension of some, if not all of the existing store leases and/or (ii) new store leases in addition to the 400 existing leases.  It is not uncommon in our industry specifically, and in the retail industry generally, for commercial leases to be renegotiated on an ongoing basis and to be extended for long or indefinite periods of time.  The Company is hopeful that its discussions with Wal-Mart will yield additional extensions and/or store leases based on its 11 years of working closely with Wal-Mart and its belief that the economic arrangement with the Company is viewed favorably by Wal-Mart.  However, Wal-Mart at this time has not indicated any intent, verbal or otherwise, that they will indeed extend any or grant new leases.

“Although the Company’s projections indicate that the Wal-Mart cash flows may continue for up to another 20 years, management has selected a 15 year amortization period for the intangible based upon (1) the 15 year period used in the financial valuation approved by the Company’s creditors and (2) the increasing uncertainty of supercenter conversions as the Company attempts to forecast beyond June 2001.”

Because of the supercenter conversion provision, it was difficult for us to predict with any degree of certainty (a) the number of stores we would be operating during any future period, as well as (b) the pattern in which the economic benefits would be derived.  If it were not for the supercenter conversion provision, we would have been able to develop a predictable schedule of closing dates.  To illustrate the uncertainty created by the supercenter conversion provision, we will contrast it with a scenario that assumes the provision did not exist.  Because our final stores under the master license agreement were opened in 2001, if this provision did not exist (and in the absence of making other arrangements with Wal-Mart) we would have known that we would no longer be operating any vision centers within Wal-Mart by the end of 2013 (twelve years after opening the final store permitted under the master license agreement).  However, based on supercenter conversions that had occurred or had been disclosed to us by Wal-Mart through May 17, 2005, we now know that we could still be operating as many as 60 vision centers inside Wal-Mart at the end of 2013 (the end of the contractual arrangement absent the supercenter conversion provision) and 19 at May 31, 2016 (the date upon which the intangible will become fully amortized in the absence of a change in circumstances that would change the present amortization period).  Wal-Mart continues to convert existing stores to supercenters and we believe that the number of stores we can expect to be operating in future periods will continue to increase as a result of the supercenter conversion process.  Also, our relationship with Wal-Mart remains strong, and while Wal-Mart has not indicated that they would grant us any additional leases or extend our existing leases we from time-to-time pursue that possibility with them.

Because we were unable to determine the pattern in which the economic benefits of this intangible asset would be derived, in accordance with paragraph 12 of FAS 142 we adopted the straight-line amortization method.

Testing for Impairment of the Master License Agreement Intangible Asset after it was Recorded.  When we close a store at the end of its contractual lease term, no event or change in circumstances has occurred under paragraph 8 of FAS 144 because lease expirations/store closures were considered in the cash flows that established the initial fair value of the master license agreement.  Thus, such events (which generally occur each month throughout our fiscal year) do not require us to test the intangible asset for recoverability.

In our second 2001 response, we stated that some examples of changes in circumstances that would cause us to test for impairment “would include: (a) if the Company defaulted under the Wal-Mart agreement and failed to timely cure such default or (b) if the Wal-Mart store operations declined considerably or experienced cash flow deficiencies.”

In the third quarter of 2003, the Company decided to close thirteen Wal-Mart vision centers because of their poor operating performance.  Accordingly, management conducted an impairment review and test for recoverability.  The review performed at that time indicated that the sum of the undiscounted cash flows expected from our remaining Wal-Mart leases exceeded the carrying value of the intangible by approximately $95.4 million.  Therefore, in accordance with paragraph 7 of FAS 144, no impairment loss was recognized.

Our actual 2004 cash flows attributable to our Wal-Mart leases were significantly higher than the amount included in the impairment review performed in the third quarter of 2003 and we have learned of additional planned supercenter conversions that were not comprehended in the review made in the third quarter of 2003.  Except as described in the preceding paragraph, no other changes in facts and circumstances have occurred and no further testing of the carrying value of the master license agreement is required.  Although we are not presently required to test for recoverability, we have developed several long-term operating forecasts during the past year.  Each of these long-term financial models continues to indicate that future cash flows expected from this intangible asset substantially exceed its carrying value.

Remaining Useful Life of the Intangible Asset.  We have not adjusted the 15-year life that was initially assigned to this intangible asset.  As of January 1, 2005, the remaining amortization period is 11 years and 5 months; the intangible asset will become fully amortized on May 31, 2016.

The most significant reason behind our initial choice of a 15-year amortization period was the existence of the twelve-year lease term (including renewals) and the supercenter conversion provision of the master license agreement.  As we expected, Wal-Mart has converted, and continues to convert, its stores in which we operate into supercenters in a manner that extends our master license agreement.  We now have a contractual right (through individual leases that restarted as a result of supercenter conversions) to operate vision centers inside Wal-Mart beyond the end of the amortization period for this intangible asset.

The following is a summary of our vision center stores that have been affected or are expected to be affected by the Wal-Mart supercenter conversion process since we emerged from bankruptcy:

•                  11 leases re-started in 2001 (extending such leases and the master license agreement into 2013)

•                  14 leases re-started in 2002 (extending such leases and the master license agreement into 2014)

•                  18 leases re-started in 2003 (extending such leases and the master license agreement into 2015)

•                  15 leases re-started in 2004 (extending such leases and the master license agreement into 2016)

•                  2 leases re-started in the first quarter of 2005 and 7 additional vision centers expected to be re-started in the last 3 quarters of 2005 (extending such leases and the master license agreement into 2017)

•                  5 leases expected to be re-started in 2006 (extending such leases and the master license agreement into 2018)

The supercenter conversions projected for 2005 and 2006 are based on construction schedules supplied to us by Wal-Mart.  We expect that additional leases will be extended as Wal-Mart periodically updates and expands its construction schedule, further extending the life of the master license agreement.

Based on current facts and circumstances, we do not believe a revision to the remaining amortization period is warranted.

10.       SEC Comment: With the uncertainty of future operations given the expiring Wal-Mart leases that are not being renewed, tell us how you were no longer able to conclude that it was “more likely than not” that the net deferred tax asset would not be realized, resulting in an income tax benefit for fiscal year 2004.  Refer to paragraphs 20-25 of
FAS 109.

National Vision Response

In the process of closing our accounting records for the fiscal 2004 fourth quarter ended January 1, 2005, we concluded that we had reached the point at which we were required by FAS 109 to reverse our deferred tax valuation allowance.  Several facts existed at that date and contributed to our conclusion, as follows:

•                  Our operating results had improved significantly in a manner that was viewed as sustainable on a per-store basis.  This was a direct result of changes to the Company’s senior operating management made by the Board of Directors within the 18-month period following emergence from bankruptcy.  By late 2002, the Company had employed a new Chief Executive Officer, Chief Operating Officer and Chief Merchandising Officer.  The new management team implemented operating changes throughout the organization that substantially improved the Company’s operating results.  As a result of their efforts, the Company reported its first post-bankruptcy net income in the third fiscal quarter of 2003 and reported net income in each of the six consecutive quarters through January 1, 2005.

•                  Our deferred income tax liabilities will substantially reverse in the same periods in which our net operating loss carryforward credits are usable and our other deferred tax assets will reverse.

•                  Although we reported a net deferred tax asset at January 1, 2005, our projections of taxable income and reversal of timing differences for 2005 indicated that our net deferred tax liabilities would exceed our net deferred tax assets by the end of fiscal 2005.  In fact, at April 2, 2005, first quarter reversals of deferred tax assets exceeded reversals of deferred tax liabilities, resulting in a net deferred tax liability at that date of $490,000, the first quarter-end date since our emergence from bankruptcy at which we were in a net deferred income tax liability position.

•                  As a result of the reversal of deferred tax liabilities, we reported taxable income before NOL deductions in both of our 2002 and 2003 U.S. Federal income tax returns even though we reported net losses in our GAAP financial statements for those years.  For the same reason, the amount of taxable income before NOL deductions that we expect to report on our 2004 U.S. Federal income tax return substantially exceeds that year’s reported pre-tax income as determined under GAAP.  The cumulative taxable income before the NOL deduction for this three-year period is expected to be approximately $28.6 million whereas our net GAAP pre-tax income over that same period was approximately $1.7 million.

•                  Our best estimate of 2005 taxable income as of January 1, 2005 was $12.5 million.  Our current estimate remains at an equivalent level.

*       *       *       *       *

In connection with the responses to your ten questions, we acknowledge that:

•                  National Vision, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  National Vision, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be happy to further clarify any of the responses contained herein.

Sincerely,

/s/ Paul A. Criscillis, Jr.
Paul A. Criscillis, Jr.
Senior Vice President and Chief Financial Officer

cc:	Jeffrey Snow, Chairman of the Audit Committee
David Herskovits, Audit Partner, Deloitte & Touche